KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

August 29, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram

Re:	Keyuan Petrochemicals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed June 5, 2013
File No. 1-34834

Dear Mr. Ingram:

This letter is provided in response to your letter dated July 3, 2013 regarding the above-referenced filing of Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2012

Business

Production Capacity and Expansion, page 8

1.
With a view towards future disclosure, please tell us what your rate of utilization was with respect to each of the product categories identified on the graphical presentation on page 9 for the fiscal year ended December 31, 2012.  We note that you provide this disclosure only with respect to the SBS facility.  Please explain in your response, and in future filings disclose, to what extent the decision to expand production capacity in the facilities identifies at the end of page 10 was driven by your current utilization rate.

Response: Pursuant to your comment, we revised the disclosures in “Production Capacity and Expansion” in the amendment to our Form 10-K for the fiscal year ended December 31, 2012 (the “Amendment”) to the following:

“Other than the utilization rate for SBS facility discussed above, the utilization rates for our other facilities are as follows:

●	styrene production: 88%;
●	propylene: 78%;
●	LPG: 85%;
●	BTX Aromatic: 105%; and
●	MTBE & others: 50%

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

Most of our facilities have been operating since 2009, so the current utilization rates for each product (except for the newly developed SBS) has been optimized to achieve stable output, less raw material cost and less equipment maintenance. We also made slight adjustments to the utilization rate for the BTX Aromatic facility to reduce the output to achieve more stable production conditions. We have been working on existing equipment upgrades to achieve increased stabilized production. However, in order to develop our business to meet increasing customer demands, optimizing the utilization rates for our current facilities is not adequate to achieve our goals. More specifically, the increasing market demand in tire and auto parts has resulted in increasing market demand for styrene, ABS and SSBR; and higher requirements related to environmental protection imposed by the PRC government has lead to higher demand for transformer oil and catalytic cracking oil. Based on these market trends, rather than focusing on optimizing our current utilization rates for our different facilities, we have been focusing on the following improvements to our infrastructure to expand our manufacturing capacity:

a)
an ABS production facility in Guangxi Province, which will have an annual production capacity of 400,000 MT of ABS. The Company began pre-construction activities in February 2012, and the first phase is expected to be completed by the fourth quarter of 2014;

b)
an oil catalytic cracking processing facility as an extension of our catalytic pyrolysis processing equipment, as well as the feed way of the main raw materials to produce synthetic rubber. This facility can reduce production costs and the market risk in the purchase of raw materials, and improve the stability and efficiency of project production to 200,000 MT of heavy oil per year;

c)
Increased the annual production capacity of our ethylbenzene-styrene facility from 80,000 MT to 200,000 MT, among which 120,000 MT can be used for producing synthetic and 80,000 MT can be sold to downstream petrochemical companies. One of the main raw materials, ethylene, can be acquired from the oil catalytic cracking facility. This facility can be considered the bridge between original products and high-value added products and will complete the integration of internal resources;

d)
a transformer oil facility using hydrogen from the ethylene-styrene facility to complete a double hydrogenation process on original products (BTX Aromatic) for refining transformer oil, and producing high value transformer oil with a design capability of 100,000 MT per year; and

e)
an SSBR (Solution Polymerized Styrene Butadiene Rubber )production facility with a design capability of 150,000 MT per year, that will use its own production process technology in synthetic rubber, combining styrene and butadiene, to produce SSBR. This product can be used as raw materials for tires, instead of imported hexakis (methoxymethy) melamine (“HMMM”).

Pricing, page 16

2.
With a view towards future disclosure, please tell us how you are able to meet the energy needs in the production of your products.  In this regard, we note that energy costs do not appear to impact your operating expenses.

Response: Pursuant to your comment, we revised the disclosure in “Pricing” in the Amendment to include the following information:

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

“Energy required for production of our products consists of water, electricity and steam, the costs of which are attributed to cost of sales rather than operating expense. The supply prices of these energy sources in China have historically been very stable as a result of PRC government policy. Accordingly, the potential impact of changing energy costs to our production is minimal. Following are the costs for water, electricity and stream for the years ended December 31, 2012 and 2011 (amounts in thousands):

	For the Years Ended December 31,
	2012 (Unaudited)	2011 (Unaudited)
Water	$1,337	$904
Electricity	$11,276	$7,486
Steam	$1,497	$4,433

Total energy cost was approximately $14,110 for the fiscal year ended December 31, 2012, which constitutes approximately 1.9% of sales. Total energy cost was approximately $12,823 in the fiscal year ended December 31, 2011, which constitutes approximately 2% of sales.”

We continue to have significant concentration with regard to our capital resources…, page 25

3.
We note your disclosure that your largest supplier accounted for approximately 68% of total purchases for the year ended December 2012.  Please tell us what consideration you have given to naming the supplier in the filing.  Refer to Item 101(h)(4)(v) of Regulation S-K.  To the extent that you and the supplier have entered into a supply agreement, in future filings briefly disclose the material terms of your supply agreement and file such agreement as an exhibit to your annual report, or otherwise tell us why you would not be required to do so.

Response: Pursuant to your comment, we revised the disclosure in the relevant parts in the Amendment to the following:

“Our largest supplier, Mercuria Energy Trading PTE Ltd (“Mercuria”), accounted for approximately $473 million and $305 million, or 68% and 67% of total purchases for the years ended December 2012 and 2011, respectively.”

Our largest supplier is Mercuria, which accounts for approximately 68% of our heavy oil raw material supplies. Our second largest supplier is China Petrochemical Sales Company, Southern China Branch, which provides 7% of our heavy oil supplies. Our third largest supplier is Ningbo Litong Petrochemical Co., Ltd, which accounts for 4% of our raw material supply. Heavy fuel oil is our fundamental raw material, but it is not commonly available in the market. As a global energy and commodity company, Mercuria has stable access to rich raw material sources worldwide. We have been working with Mercuria and the other top suppliers for many years, and our good relationship with them has ensured a stable supply of raw materials to the Company.

The form of Fuel Oil Purchase and Sale Contract by and between Mercuria and Ningbo Keyuan is being filed with the Amendment as Exhibit 10.48. The material terms of the supply agreement by and between Mercuria and us are summarized as below:

1)	commodity: fuel oil;
2)	quantity and quality of the fuel oil are specified according to the specific order;
3)	price: USD $732.499/MT;

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

4)	payment shall be made against Mercuria’s commercial invoice, or invoice and LOI;
5)
Ningbo Keyuan shall open an irrevocable letter of credit in a format acceptable to Mercuria by a first class international bank. In case the issuing bank of letter of credit cannot be accepted by Mercuria, Mercuria has the right to require Ningbo Keyuan to add confirmation to the letter of credit;

6)	Mercuria is not under obligation to deliver or discharge the goods until a letter of credit is in place;
7)
title to and risks of the fuel oil shall be passed from Mercuria to Ningbo Keyuan when the fuel oil passes the permanent flange connection of the shore tank at Sinochem Xingzhong Oil Staging (Zhongshan) Co., Ltd’s tanks; and

8)	the agreement is governed by laws of England, and any disputes shall be resolved by arbitration in Singapore.

4.
To the extent applicable, in future filings please disclose the terms of the letters of credit which may be violated as a result of your supplier providing you with short term financing.  To the extent applicable, in future filings please expand your MD&A disclosure to discuss the short-term financings provided by your supplier and the potential impact on your liquidity.

Response: Pursuant to your comment, we revised the relevant disclosures in the Amendment to the following:

“The Company believes the short-term financing from the supplier, which currently makes up a large proportion of our overall financing, has significantly impacted our liquidity by providing additional financing for our operations. The short-term financing is facilitated through the use of available letters of credit and our lines of credit, and enables lower costs of trade financing. We believe that we are in compliance with the terms of letters of credit with the banks and as of the date of this filing have not identified violations of the terms of our letters of credit due to short-term financing from vendors. However, due to the fact that we do not currently have established policies and procedures to provide for a complete and timely analysis of possible contingencies associated with short-term financings from suppliers and the evaluation of legal and regulatory considerations related to those business activities, we cannot assure that a full evaluation will not reveal violations of the terms of letters of credit. We intend to perform an evaluation to ensure full compliance.”

Legal Proceedings, page 42

5.	With respect to the Rosen Law Firm class action suit, please tell us and in future filings identify the court where the case is currently pending. Refer to Item 103 of Regulation S- K.

Response: Pursuant to your comment, we revised the relevant disclosures under “Legal Proceedings” in the Amendment to the following:

“On November 15, 2011, the Rosen Law Firm filed a class action suit in the United States District Court for the Central District of California, alleging we had violated federal securities laws by issuing materially false and misleading statements and omitting material facts with regard to disclosure of related party transactions and effectiveness of internal controls in past public filings.  The case is currently at the discovery stage and we believe there is no basis to the suit filed by the Rosen Law Firm and intend to contest the case vigorously.”

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

Management’s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 55

6.
In your “Sales and Pricing” disclosure on page 16, you state that most of your customers pay cash in advance for your products. In the first paragraph of your page 56 disclosure, you state that the decrease in cash provided by operations “was primarily due to increases in accounts receivable…” In light of these disclosures, please explain the significant increase in the accounts receivable for fiscal year ended December 31, 2012 as compared to the prior period.

Response: Pursuant to your comment, we revised the relevant disclosures under “Liquidity and Capital Resources” in the Amendment to the following:

“Net cash used in operating activities was $7,095 for the year ended December 31, 2012 as compared to $ 1,731 provided by operating activities for the same period in 2011.  The decrease in cash provided by operations was primarily due to increases in accounts receivable, inventories, prepayments to suppliers and other current assets, offset by an increase in advances from customers. The Company normally receives cash payment from customers before we deliver the goods. Because we agreed to extend credit to some of our long-term customers with good credit ratings and to deliver product before payment during the third and fourth quarters of 2012, as of December 31, 2012, account receivables was $14,248 (in thousands), compared with $2,226 (in thousands) as of December 31, 2011, an increase of $12,022 or 540%.”

Directors and Executive Officers of the Registrant, page 61

7.
In accordance with Item 401(e)(1) of Regulation S-K, for each director please expand your future disclosures to describe the specific experience, qualifications, attributes or skills that led to the conclusion that this person should serve as a director of the company in light of the company’s business and structure.

Response: Pursuant to your comment, we revised the bios of the each director in the Amendment to the following:

“Mr. Chunfeng Tao, Chairman, President and Chief Executive Officer.    Mr. Chunfeng Tao has been a member of our Board of Directors and the CEO of the Company since April 22, 2010. Mr. Tao has over 20 years’ extensive experience in the petrochemical industry. Between 2008 to 2010,  he served as President of Ningbo Plastics. Between 2005 and 2008, he served as President of Ningbo Hebang Chemical Co., a company with annual revenue of RMB 10 billion which he managed and built to an annual production capacity of 250,000 MT for aromatic and heavy oil cracking products. Between 2002 and 2005, Mr. Tao served as Executive Vice President of Ningbo Daxie Liwan Petrochemicals Co., a company with annual revenue of RMB 6 billion. Under his management, the company’s annual production was increased to 500,000 MT of high grade asphalt. Between 1989 and 2002, Mr. Tao served in various senior management and technical positions at Sinopec Zhenhai Refining & Chemical Co., the largest base for crude oil processing and sour crude oil processing in China, and won over 30 technological innovations, management awards and distinction during his service period. Due to Mr. Tao’s extensive experience in the petrochemical industry, his capacity of strong leadership demonstrated over the years in different companies, and his familiarity with the Company’s daily operation, Mr. Tao’s contribution to the Board as a director and the Chairman is crucial to the functioning of the Board.

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

Mr. Yuxin Xiang, Director. Mr. Yuxin Xiang has been a member of our Board of Directors since September 6, 2012. Mr. Xiang serves as the President of CNX Consulting Inc. which provides financial reporting, asset management and capital transactions services to North American companies, as well as a director and Audit Committee member of five companies listed on the Toronto Stock Exchange (TSX) and TSX Venture Exchange (TSXV). Prior to joining CNX Consulting, Mr. Xiang served as the Chief Financial Officer of IND DairyTech Limited and GobiMin Inc, both listed on TSXV. Mr. Xiang also worked in corporate finance management for several TSX listed companies, including COM DEV International Ltd., ATS Automation Tooling Systems Inc. and CFM Corporation. He holds a Bachelor of Arts Degree from Huazhong University of Science & Technology in China, and a Masters of Business Administration from York University in Canada. Mr. Xiang is a Certified Management Accountant (Ontario) and a Certified Public Accountant (Delaware). Due to Mr. Xiang’s expertise in financial reporting, asset management, corporate finance, accounting and his experience working with public companies, as a director he broadens the areas of expertise of the Company’s Board and provides the management with higher level of scrutiny and proper advice relevant to a public company.

Mr. Dishen Shen, Director.  Mr. Dishen Shen has been a member of our Board of Directors since July 1, 2010. Mr. Shen is a senior petrochemical engineer with nearly 40 years of oil refining and petrochemical industry expertise and management experience and has served in a variety of progressive leadership roles in planning and economic development in Zhejiang Province, focusing primarily on development of the petrochemical industry, and serves today as a member of the People's Committee of Zhejiang Province. Since 2005, he has been serving as a senior counsel for Zhejiang Provincial Association Of Engineering Consultants, the institute providing consulting and administration service. He graduated from Beijing Petroleum Institute with a major in oil refining systems. As a senior petrochemical engineer of oil refining and his expertise in petrochemical industry, Mr. Shen adds to the Board relevant expertise and knowledge which is directly relevant to the Company’s business.

Mr. Xin Yue, Director. Mr. Xin Yue has been a member of our Board of Directors since July 1, 2010. Mr. Yue currently is co-founder and chief executive officer of Cmark Capital Co., Ltd since 2005. Previously he also co-founded Golden Spider Co., Ltd., and New Shengtong Technology Co., Ltd. Mr. Yue has served as an advisor to several U.S. public companies, such as Tianyin Pharmaceutical Co., Inc. and Jpak Group Inc. and president at a Shanghai subsidiary of Jiubai Group Co., Ltd. He received his Bachelor of Science in Economics and Management at Capital Economic and Trade University and his MBA in Finance from Baruch College at The City University of New York. Mr. Yue’s broad experience as an advisor to U.S. public companies adds to our Board relevant expertise and knowledge about the U.S. capital market, and rules and regulations of U.S. securities laws.”

Compensation of Directors, page 67

8.
In accordance with Item 402(r)(3) of Regulation S-K, in future filings, please provide a description of the material factors necessary to an understanding of the director compensation disclosed in the table. For example, it is unclear why Mr. Shen’s compensation is disproportionate to Mr. Xiang’s.

Response: The Company considers each director’s expertise and contribution to the Board and the Company at the time of their appointment when deciding their compensation. For example, Mr. Shen was appointed to the Board in 2010 when the Company’s stock was traded on Nasdaq. At the time, our board of directors believed that Mr. Shen’s compensation was appropriate for a director of a Nasdaq traded company. Moreover, as a senior engineer with over 40 years experience in the petrochemical industry, Mr. Shen has also provided technical support to us regarding technology upgrading and production expansions which are crucial to the Company’s business development. On the other hand, Mr. Xiang joined the Company as an independent director when the Company’s stock was traded on the OTCBB and at a time when our resources had been significantly stressed by increased legal and compliance costs.. Pursuant to your comment, however, we intend to have our compensation committee conduct an assessment of the compensation to our directors in light of our current business, and adjustments will be made accordingly should we decide it is necessary.

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

Our other two directors, Mr Tao and Mr Yue, have waived their compensation as directors.

Certain Relationships and Related Transactions, page 71

9.
Please refer to Note 11, “Short-Term Bank Borrowings” disclosure on page 15. You disclose that your subsidiary Ningbo Keyuan guarantees a number of your short-term bank borrowings. Please tell us why you have not identified Ningbo Keyuan as a related party here. In addition, in accordance with Items 404(a) and (d) of Regulation S-K, please revise your future filings to identify the amount of fees paid to the related parties as guarantors of loans.

Response:  According to Item 404(b) of Regulation S-K of the Securities Act of 1933 (the “Act”), the term "related party" means any executive officer or director of the Company; any immediate family member of an executive officer or director; any nominee for director and the immediate family members of such nominee; and a 5% beneficial owner of the Company’s voting securities or any immediate family members of such owner. According to Item 404(a), "related party transaction" means any transaction to which the Company or any of its subsidiaries, affiliates or investees is to be a party, in which a related party has a direct or indirect material interest. According to the above definition, Ningbo Keyuan as our wholly-own subsidiary is not a related party, and therefore the guarantee provided by Ningbo Keyuan for our short-term bank borrowings is not a related party transaction.

The amount of fees paid to the related parties as guarantors of loans are disclosed both at page F-25 in Note 23. Related Party Transactions and Relationships and Transactions with Certain Other Parties of the financial statements and page 72 of our Form 10-K filed on June 6, 2013, as follows:

“Beginning in 2011, loan guarantee fees of 0.3% of the loan principal guaranteed are to be paid quarterly. In the year ended December 31, 2012, loan guarantee fees were approximately $0.1 million and $0.3 million for Ningbo Hengfa and Ningbo Pacific, respectively. In 2011, loan guarantee fees were approximately $0.3 million, $0.6 million and $0.4 million for Ningbo Hengfa, Ningbo Pacific and Ningbo Kewei, respectively.”

KEYUAN PETROCHEMICALS, INC.
Qingshi Industrial Park
Ningbo Eco & Tech Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

We are also hereby acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

KEYUAN PETROCHEMICALS INC.

/s/ Chunfeng Tao
By: Chunfeng Tao, CEO

Cc:          Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036